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                                                                      EXHIBIT 12

                       LORAL SPACE & COMMUNICATIONS LTD.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)
                                  (UNAUDITED)

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
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
Earnings
  Income (loss) before income taxes, equity in net loss of
     affiliates and minority interest.......................  $ (7,283)   $32,259
  Plus:
     Interest expense.......................................    80,386     29,918
     Interest component of rent expense(1)..................     3,379      2,819
  Less capitalized interest.................................    42,298     13,777
                                                              --------    -------
Earnings available to cover fixed charges...................  $ 34,184    $51,219
                                                              ========    =======
Fixed charges(2)............................................  $130,133    $64,783
                                                              ========    =======
Deficiency of earnings to cover fixed charges...............  $ 95,949    $13,564
                                                              ========    =======
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(1) The interest component of rent expense is deemed to be approximately 25% of total expense.

(2) Fixed charges include preferred dividends as adjusted for the Company's effective tax rate.